16005072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Japan
Exact name of registrant as specified in charter

000837056
Registrant CIK Number

Annual Report on Form 18-K for the Fiscal Year Ended March 31, 2016
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

33-23423-01
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2016
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

TOKYO:70699.5

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 12, 2016.

Japan

By: ______________________
Genichi Osawa
Ministry of Finance, Consulate General of Japan in New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the Information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Initial Annual Budget of the Registrant for the fiscal year ending March 31, 2017 (Exhibit 2 to the Annual Report on Form 18-K of Japan for the fiscal year ended March 31, 2016, filed on August 12, 2016)
2.	Revised Annual Budget of the Registrant for the fiscal year ending March 31, 2017 (Exhibit 3 to the Annual Report on Form 18-K of Japan for the fiscal year ended March 31, 2016, filed on August 12, 2016)

Exhibit 1

平成 28 年度予算及び財政投融資計画の説明

第 190 回 国 会

（未　　定　　稿）

平 成 28 年 1 月

財 務 省　主 計 局
　　　　　理 財 局

I　一般会計歳入歳出予算
1　歳入予算対前年度比較表

（単位　千円）

区分	28年度予算額	27年度予算額	比較増△減
租税及印紙収入	57,604,000,000	54,525,000,000	3,079,000,000
官業益金及官業収入	44,653,935	43,936,324	717,611
政府資産整理収入	304,924,170	288,679,266	16,244,904
雑収入	4,291,245,501	4,619,147,693	△ 327,902,192
公債金	34,432,000,000	36,863,000,000	△ 2,431,000,000
前年度剰余金受入	45,017,448	2,187,687	42,829,761
計	96,721,841,054	96,341,950,970	379,890,084

2　歳出予算主要経費別対前年度比較表

（単位　千円）

事項	28年度予算額	27年度予算額	比較増△減
社会保障関係費			
1 年金給付費	11,312,993,792	11,119,416,691	193,577,101
2 医療給付費	11,273,896,276	11,212,322,525	61,573,751
3 介護給付費	2,932,322,735	2,829,368,380	102,954,355
4 少子化対策費	2,024,062,125	1,974,151,535	49,910,590
5 生活扶助等社会福祉費	4,008,045,275	4,003,443,526	4,601,749
6 保健衛生対策費	286,475,948	254,028,694	32,447,254
7 雇用労災対策費	135,986,402	139,854,484	△ 3,868,082
計	31,973,782,553	31,532,585,835	441,196,718
文教及び科学振興費			
1 義務教育費国庫負担金	1,527,058,000	1,528,404,000	△ 1,346,000
2 科学技術振興費	1,292,915,449	1,285,727,376	7,188,073
3 文教施設費	80,663,432	72,873,030	7,790,402
4 教育振興助成費	2,344,170,393	2,368,707,596	△ 24,537,203
5 育英事業費	113,181,489	102,684,229	10,497,260
計	5,357,988,763	5,358,396,231	△ 407,468
国債費	23,612,123,899	23,450,701,778	161,422,121
恩給関係費			
1 文官等恩給費	10,976,921	12,475,935	△ 1,499,014
2 旧軍人遺族等恩給費	314,399,537	361,020,342	△ 46,620,805
3 恩給支給事務費	1,250,645	1,916,303	△ 665,658
4 遺族及び留守家族等援護費	15,439,673	17,798,505	△ 2,358,832
計	342,066,776	393,211,085	△ 51,144,309
地方交付税交付金	15,157,774,500	15,416,869,152	△ 259,094,652
地方特例交付金	123,300,000	118,868,000	4,432,000
防衛関係費	5,054,149,172	4,980,139,987	74,009,185
公共事業関係費			
1 治山治水対策事業費	844,057,000	844,772,000	△ 715,000

（単位　千円）

事　　項	28年度予算額	27年度予算額	比較増△減
2 道路整備事業費	1,334,555,000	1,328,048,000	6,507,000
3 港湾空港鉄道等整備事業費	420,971,000	420,822,000	149,000
4 住宅都市環境整備事業費	537,469,000	543,339,000	△ 5,870,000
5 公園水道廃棄物処理等施設整備費	108,106,000	122,806,000	△ 14,700,000
6 農林水産基盤整備事業費	593,147,000	574,350,000	18,797,000
7 社会資本総合整備事業費	1,998,566,000	1,996,554,000	2,012,000
8 推進費等	63,753,000	67,312,000	△ 3,559,000
小計	5,900,624,000	5,898,003,000	2,621,000
9 災害復旧等事業費	73,079,000	73,079,000	—
計	5,973,703,000	5,971,082,000	2,621,000
経済協力費	516,131,546	506,414,588	9,716,958
中小企業対策費	182,483,879	185,618,234	△ 3,134,355
エネルギー対策費	930,786,799	898,510,726	32,276,073
食料安定供給関係費	1,028,214,924	1,041,683,601	△ 13,468,677
その他の事項経費	6,119,335,243	6,137,869,753	△ 18,534,510
皇室費	6,099,554	6,116,909	△ 17,355
国会	137,579,696	137,556,629	23,067
裁判所	315,300,114	313,097,396	2,202,718
会計検査院	16,826,708	17,128,299	△ 301,591
内閣	115,231,340	109,044,948	6,186,392
内閣府	727,820,708	665,582,235	62,238,473
総務省	344,198,223	391,905,521	△ 47,707,298
法務省	742,017,106	737,486,841	4,530,265
外務省	310,223,287	291,961,455	18,261,832
財務省	1,583,419,649	1,638,355,507	△ 54,935,858
文部科学省	228,682,995	228,545,994	137,001
厚生労働省	345,823,010	347,546,386	△ 1,723,376
農林水産省	385,296,994	393,328,734	△ 8,031,740
経済産業省	120,293,216	120,270,590	22,626
国土交通省	658,068,278	662,178,515	△ 4,110,237
環境省	82,454,365	77,763,794	4,690,571
予備費	350,000,000	350,000,000	—
合計	96,721,841,054	96,341,950,970	379,890,084

（注）27年度予算額は、28年度予算額との比較対照のため、組替えをしてある。

Ⅱ 特別会計歳入歳出予算

（単位 千円）

会計名	28年度予算額 歳入	28年度予算額 歳出	27年度予算額 歳入	27年度予算額 歳出	比較増△減 歳入	比較増△減 歳出
交付税及び譲与税配付金	52,850,861,879	51,382,435,663	53,716,961,135	52,575,879,484	△ 866,099,256	△ 1,193,443,821
地震再保険	152,994,483	152,994,483	139,191,273	139,191,273	13,803,210	13,803,210
国債整理基金	201,539,966,319	201,539,966,319	206,845,475,765	206,845,475,765	△ 5,305,509,446	△ 5,305,509,446
外国為替資金	2,638,023,483	1,190,654,069	2,622,337,019	1,608,998,904	15,686,464	△ 418,344,835
財政投融資						
財政融資資金勘定	37,717,317,426	37,559,819,957	33,085,031,139	32,881,439,958	4,632,286,287	4,678,379,999
投資勘定	775,794,287	775,794,287	805,917,364	805,917,364	△ 30,123,077	△ 30,123,077
特定国有財産整備勘定	67,260,762	60,911,869	48,854,362	48,854,362	18,406,400	12,057,507
エネルギー対策						
エネルギー需給勘定	2,439,349,398	2,439,349,398	2,344,523,657	2,344,523,657	94,825,741	94,825,741
電源開発促進勘定	345,583,591	345,583,591	349,502,531	349,502,531	△ 3,918,940	△ 3,918,940
原子力損害賠償支援勘定	8,372,362,926	8,372,362,926	8,807,114,163	8,633,192,063	△ 434,751,237	△ 260,829,137
労働保険						
労災勘定	1,216,344,970	1,057,536,998	1,218,161,586	1,061,985,986	△ 1,816,616	△ 4,448,988
雇用勘定	2,469,746,255	2,469,746,255	2,552,495,934	2,552,495,934	△ 82,749,679	△ 82,749,679
徴収勘定	2,838,758,616	2,838,758,616	3,249,029,152	3,249,029,152	△ 410,270,536	△ 410,270,536
年金						
基礎年金勘定	24,090,453,656	24,090,453,656	23,394,329,354	23,394,329,354	696,124,302	696,124,302
国民年金勘定	4,459,998,256	4,459,998,256	4,191,868,905	4,191,868,905	268,129,351	268,129,351
厚生年金勘定	46,699,214,074	46,699,214,074	44,134,538,853	44,134,538,853	2,564,675,221	2,564,675,221
健康勘定	10,663,202,621	10,663,202,621	10,377,839,224	10,377,839,224	285,363,397	285,363,397
子ども・子育て支援勘定	1,614,348,744	1,614,348,744	1,531,542,264	1,531,542,264	82,806,480	82,806,480
業務勘定	378,625,363	378,625,363	392,169,357	392,169,357	△ 13,543,994	△ 13,543,994
食料安定供給						
農業経営安定勘定	270,278,594	270,278,594	287,503,556	287,503,556	△ 17,224,962	△ 17,224,962
食糧管理勘定	956,619,336	956,619,336	970,908,565	970,908,565	△ 14,289,229	△ 14,289,229
農業共済再保険勘定	90,205,814	81,312,935	89,329,012	80,415,642	876,802	897,293
漁船再保険勘定	10,110,969	8,502,798	11,766,060	9,212,399	△ 1,655,091	△ 709,601
漁業共済保険勘定	11,680,333	8,979,938	13,462,125	8,895,738	△ 1,781,792	84,200
業務勘定	13,845,693	13,845,693	14,412,933	14,412,933	△ 567,240	△ 567,240
国営土地改良事業勘定	31,980,116	31,980,116	43,164,939	43,164,939	△ 11,184,823	△ 11,184,823
国有林野事業債務管理	330,731,933	330,731,933	322,606,622	322,606,622	8,125,311	8,125,311
貿易再保険	223,483,238	223,483,238	219,607,309	219,607,309	3,875,929	3,875,929
特許	297,202,637	144,643,271	313,241,596	140,430,560	△ 16,038,959	4,212,711
自動車安全						
保障勘定	60,182,508	4,689,763	60,133,336	5,493,032	49,172	△ 803,269

(単位　千円)

会　計　名	28年度予算額		27年度予算額		比較増△減	
	歳　入	歳　出	歳　入	歳　出	歳　入	歳　出
自動車検査登録勘定	50,385,924	39,372,250	52,840,128	39,092,523	△ 2,454,204	279,727
自動車事故対策勘定	13,213,776	13,213,776	13,052,583	13,052,583	161,193	161,193
空港整備勘定	385,383,397	385,383,397	370,671,174	370,671,174	14,712,223	14,712,223
東日本大震災復興	3,246,893,877	3,246,893,877	3,908,704,706	3,908,704,706	△ 661,810,829	△ 661,810,829

III　政府関係機関収入支出予算

（単位　千円）

機関別	28年度予算額		27年度予算額		比較増△減	
	収入	支出	収入	支出	収入	支出
沖縄振興開発金融公庫	17,027,390	13,464,167	17,304,305	13,880,032	△ 276,915	△ 415,865
株式会社日本政策金融公庫						
国民一般向け業務	171,602,819	106,839,354	174,370,799	106,733,429	△ 2,767,980	105,925
農林水産業者向け業務	56,432,231	50,733,302	58,604,556	53,492,356	△ 2,172,325	△ 2,759,054
中小企業者向け業務	116,202,907	59,888,849	128,208,075	66,177,215	△ 12,005,168	△ 6,288,366
信用保険等業務	266,378,857	723,204,991	292,854,422	764,652,794	△ 26,475,565	△ 41,447,803
危機対応円滑化業務	50,177,566	152,531,349	66,388,013	174,022,249	△ 16,210,447	△ 21,490,900
特定事業等促進円滑化業務	3,206,437	3,206,386	3,034,980	3,034,931	171,457	171,455
株式会社国際協力銀行	858,331,466	838,534,847	928,348,440	909,895,353	△ 70,016,974	△ 71,360,506
独立行政法人国際協力機構有償資金協力部門	162,724,076	128,424,399	165,872,560	124,097,547	△ 3,148,484	4,326,852

Exhibit 2

平成28年度補正予算（第1号及び特第1号）の説明

第 190 回 国 会

（未　定　稿）

平 成 28 年 5 月

財 務 省 主 計 局

2　平成28年度一般会計歳出予算補正(第1号)額調

(1)　歳出予算補正主要経費別表

(単位　千円)

事　項	28年度成立予算額	補正額 追加額	補正額 修正減少額	補正額 差引額	改28年度予算額
社会保障関係費					
1 年金給付費	11,312,993,792	—	—	—	11,312,993,792
2 医療給付費	11,273,896,276	—	—	—	11,273,896,276
3 介護給付費	2,932,322,735	—	—	—	2,932,322,735
4 少子化対策費	2,024,062,125	—	—	—	2,024,062,125
5 生活扶助等社会福祉費	4,008,045,275	—	—	—	4,008,045,275
6 保健衛生対策費	286,475,948	—	—	—	286,475,948
7 雇用労災対策費	135,986,402	—	—	—	135,986,402
計	31,973,782,553	—	—	—	31,973,782,553
文教及び科学振興費					
1 義務教育費国庫負担金	1,527,058,000	—	—	—	1,527,058,000
2 科学技術振興費	1,292,915,449	—	—	—	1,292,915,449
3 文教施設費	80,663,432	—	—	—	80,663,432
4 教育振興助成費	2,344,170,393	—	—	—	2,344,170,393
5 育英事業費	113,181,489	—	—	—	113,181,489
計	5,357,988,763	—	—	—	5,357,988,763
国債費	23,612,123,899	—	△ 778,002,529	△ 778,002,529	22,834,121,370
恩給関係費					
1 文官等恩給費	10,976,921	—	—	—	10,976,921
2 旧軍人遺族等恩給費	314,399,537	—	—	—	314,399,537
3 恩給支給事務費	1,250,645	—	—	—	1,250,645
4 遺族及び留守家族等援護費	15,439,673	—	—	—	15,439,673
計	342,066,776	—	—	—	342,066,776
地方交付税交付金	15,157,774,500	—	—	—	15,157,774,500
地方特例交付金	123,300,000	—	—	—	123,300,000
防衛関係費	5,054,149,172	—	—	—	5,054,149,172
公共事業関係費					
1 治山治水対策事業費	844,057,000	—	—	—	844,057,000
2 道路整備事業費	1,334,555,000	—	—	—	1,334,555,000
3 港湾空港鉄道等整備事業費	420,971,000	—	—	—	420,971,000
4 住宅都市環境整備事業費	537,469,000	—	—	—	537,469,000
5 公園水道廃棄物処理等施設整備費	108,106,000	—	—	—	108,106,000
6 農林水産基盤整備事業費	593,147,000	—	—	—	593,147,000
7 社会資本総合整備事業費	1,998,566,000	—	—	—	1,998,566,000
8 推進費等	63,753,000	—	—	—	63,753,000
小計	5,900,624,000	—	—	—	5,900,624,000

（単位　千円）

事項	28年度成立予算額	補正額 追加額	補正額 修正減少額	補正額 差引額	改28年度予算額
9　災害復旧等事業費	73,079,000	―	―	―	73,079,000
計	5,973,703,000	―	―	―	5,973,703,000
経済協力費	516,131,546	―	―	―	516,131,546
中小企業対策費	182,483,879	―	―	―	182,483,879
エネルギー対策費	930,786,799	―	―	―	930,786,799
食料安定供給関係費	1,028,214,924	―	―	―	1,028,214,924
その他の事項経費	6,119,335,243	78,002,529	―	78,002,529	6,197,337,772
皇室費	6,099,554	―	―	―	6,099,554
国会	137,579,696	―	―	―	137,579,696
裁判所	315,300,114	―	―	―	315,300,114
会計検査院	16,826,708	―	―	―	16,826,708
内閣	115,231,340	―	―	―	115,231,340
内閣府	727,820,708	78,002,529	―	78,002,529	805,823,237
総務省	344,198,223	―	―	―	344,198,223
法務省	742,017,106	―	―	―	742,017,106
外務省	310,223,287	―	―	―	310,223,287
財務省	1,583,419,649	―	―	―	1,583,419,649
文部科学省	228,682,995	―	―	―	228,682,995
厚生労働省	345,823,010	―	―	―	345,823,010
農林水産省	385,296,994	―	―	―	385,296,994
経済産業省	120,293,216	―	―	―	120,293,216
国土交通省	658,068,278	―	―	―	658,068,278
環境省	82,454,365	―	―	―	82,454,365
熊本地震復旧等予備費	―	700,000,000	―	700,000,000	700,000,000
予備費	350,000,000	―	―	―	350,000,000
合計	96,721,841,054	778,002,529	△　778,002,529	―	96,721,841,054

3　平成28年度特別会計歳入歳出予算補正(特第1号)額調

(単位　千円)

会計名	28年度成立予算額	補正額 追加額	補正額 修正減少額	補正額 差引額	改28年度予算額
国債整理基金					
歳入	201,539,966,319	—	△ 778,002,529	△ 778,002,529	200,761,963,790
歳出	201,539,966,319	—	△ 778,002,529	△ 778,002,529	200,761,963,790